FRANKLIN TEMPLETON INVESTMENTS
                              One Franklin Parkway
                              San Mateo, CA 94403


December 4, 2007

Mr. John C. Grzeskiewicz
Examiner
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

             Subject: Franklin Templeton International Trust (the "Trust") - Post-Effective Amendment No. 24 to Registration Statement on Form N-1A (the "Amendment"), File Nos. 033-41340, 811-06336

Dear Mr. Grzeskiewicz:

Pursuant to your conversation with Mr. Steven J. Gray of our firm and Mr. Bruce
G. Leto of Stradley Ronon Stevens & Young, LLP, counsel to the Trust, the following is supplemental information relating to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission on September 27, 2007 (Accession #0000876441-07-000040).

The Amendment was filed for the purpose of adding a new series to the Trust, Franklin India Fund, and of registering the shares of such new series for sale to the public. The Amendment did not include the investment management fees to be paid to Franklin Advisers, Inc. (Advisers) pending specific approval of such fees by the Trust's Board of Trustees. On December 3, 2007, the Board of Trustees approved the following investment management fees for Franklin India
Fund:

  A fee equal to an annual rate of:

  1.25% of the value of the Fund's net assets up to and including $1 billion; 1.20% of the value of its net assets over $1 billion up to and including
  $5 billion;
  1.15% of the value of its net assets over $5 billion up to and including $10 billion;
  1.10% of the value of its net assets over $10 billion up to and including $15 billion;
  1.05% of the value of its net assets over $15 billion up to and including $20 billion; and 1.00% of the value of its net assets over $20 billion.

This fee schedule is the same as that currently in place for Templeton BRIC Fund, one series of Templeton Global Investment Trust.

As disclosed in the Amendment, Franklin India Fund will invest in Indian securities and other investments through Franklin Templeton Mauritius, a special purpose collective investment vehicle that will be wholly owned by the Fund. A portion of the investment management fee payable to Advisers will be paid by Franklin India Fund and a portion by Franklin Templeton Mauritius. Advisers will pay 70% of its investment management fee to Franklin Templeton Asset Management (India) Private Limited as a subadviser.

Please let us know if you have any further comments or if we can provide you with any further information.

Thank you very much.

Sincerely,



/s/ David P. Goss
Senior Associate General Counsel
..